UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF FLORIDA

In re:

INTERAXX TECHNOLOGIES, INC.,	Case No. 99-32829-BKC-PGH
a Delaware corporation	Chapter 11
FEIN 65-0796192
Debtor-in-possession
_______________________________/

In re:

INTERAXX TELEVISION NETWORK, INC	Case No. 99-31551-BKC-PGH
a Florida corporation	Chapter 11
FEIN 65-0216226
Debtor-in-possession
_______________________________/

SECOND JOINT PLAN OF REORGANIZATION

KEVIN GLEASON, P.A.
2699 Stirling Road, Suite A-201
Fort Lauderdale, FL 33312
Attorneys for Interaxx Technologies, Inc.
(954) 893-7670 Phone
(954) 893-7675 Fax
email: notulate@aol.com
website: www.lawyers.com/gleasonlaw

ANA HERNANDEZ_YANKS, ESQ
Attorney for Interaxx Television Network, Inc.
21230 SW 97Ct
Miami, FL 33189
(305) 324-4050 Phone
(305) 548-4919 Fax
September 5, 2001

TABLE OF CONTENTS

INTRODUCTION	1
ARTICLE I CLASSIFICATION AND TREATMENT OF CLAIMS AND EQUITY INTERESTS	1
Class 1 consists of the Allowed Claims of general unsecured creditors of Television	1
Class 2 consists of the Allowed Claims of general unsecured creditors of Technologies	2
Class 3 consists of the interests of Preferred Shareholders of Technologies	2
Class 4 consists of the current interest holders known as Common Stock Holders of Technologies),
and Series A Common Stock Holders of Technologies	2
Class 5 consists of the interests held by Technologies in Television	2
ARTICLE II TREATMENT OF UNCLASSIFIED AND ADMINISTRATIVE CLAIMS	3
ARTICLE III MEANS FOR IMPLEMENTATION OF THE PLAN	4
ARTICLE IV EXECUTORY CONTRACTS AND UNEXPIRED LEASES	5
ARTICLE V - EVENTS OF DEFAULT	6
ARTICLE VI - DISCHARGE	6
ARTICLE VII - RETENTION OF JURISDICTION	6

ARTICLE VIII - MISCELLANEOUS PROVISIONS	7
ARTICLE IX - DEFINITIONS	8
ARTICLE X - VOTING	11
APPENDIX A	12
APPENDIX B	14
APPENDIX C	16
APPENDIX D

INTRODUCTION

        INTERAXX TECHNOLOGIES, INC., a Delaware corporation, (hereinafter Technologies) and INTERAXX TELEVISION NETWORK, INC., a Florida corporation (hereinafter Television), propose the following as their Second Joint Plan of Reorganization (hereinafter Plan). All initially capitalized terms used herein are defined in Article XII, or in the context of their use. Technologies and Television will be referred to jointly as the Plan Proponents.

        The strategy of the Plan Proponents includes using both Television and Technologies as vehicles to exchange debt for equity with their respective creditors, and compliance with registration requirements to permit the Plan Proponents to attract new capital through future stock issuances. The purpose of the Plan is to provide a structured exit strategy for the Interest Holders who exchange the value of their debt for prior economic interests for the Plan Proponents securities. The Plan enables the operation of the contemplated businesses to fulfill the commitments of the Plan.

ARTICLE I
CLASSIFICATION AND TREATMENT OF CLAIMS AND EQUITY INTERESTS

        The Plan provides for the division of creditors and interest holders into classes; however, certain of the classes where noted, will receive securities in varying amounts of each of the Plan Proponents (Technologies and Television). The proposed distribution of Reorganization Securities is presented in the attachments Appendix A and Appendix B.

        Appendix A is the Share Matrix – Plan of Merger — Interaxx Technologies, Inc. with Sunspots International, Inc. Appendix B is the Share Matrix – Plan of Merger — Interaxx Television Network, Inc. with Xaos Tools, Inc.

        The Plan provides for the following division of creditors and interest holders into classes using the distributions listed at each of Appendix A and B as applicable.

        Class 1 consists of the Allowed Claims of general unsecured creditors of Television. This class is impaired. Claimants in this class shall receive a pro rata distribution of newly issued Television common shares from a pool of 330,000 common shares. In addition to the Common Stock and for each share thereof that is issued, each claimant in this class shall receive three warrants (Warrant A, B, and C described in Appendix C, attached). Distributions shall be made as soon as practicable after the Distribution Date, but not later than 30 days after the Distribution Date. The pro rata distribution of 330,000 shares shall be determined upon final reconciliation of allowed claims as to Television. The total amount anticipated is $660,000. The pro rata distribution therefore, would be one unit for each $2.00 of allowed claim, the Claimant would receive one Share of Common Stock and the three warrants referenced above.

        Class 2 consists of the Allowed Claims of general unsecured creditors of Technologies. This class is impaired. Claimants in this class shall receive a pro rata distribution of newly issued Technologies common shares from a pool of 1,005,000 common shares. In addition to the Common stock and for each share thereof that is issued, each claimant in this class shall receive three warrants (Warrant A, B, and C described in Appendix C, attached). Distributions shall be made as soon as practicable after the Distribution Date, but not later than 30 days after the Distribution Date. The pro rata distribution of 1,005,000 shares shall be determined upon final reconciliation of approved claims as to Technologies. The total amount anticipated is $2,010,000. The pro rata distribution therefore, would be one unit for each $2.00 of allowed claim, the Claimant would receive one Share of Common Stock and the three warrants referenced above. Claimants in this class shall receive a pro rata distribution of newly issued Technologies common shares from a pool of 1,005,000 common shares. In addition to the Common stock and for each share thereof that is issued, each claimant in this class shall receive three warrants (Warrant A, B, and C described in Appendix C, attached). Distributions shall be made as soon as practicable after the Distribution Date, but not later than 30 days after the Distribution Date.

        Class 3 consists of the interests of Preferred Shareholders of Technologies. This class is impaired. The estate of Carl J. Golasa is the only interest holder in this class. The Interest Holder in this class shall exchange its 10,000 preferred shares for 10,000 Series A Convertible Preferred Units in the reorganized Technologies, and 10,000 Series A Convertible Preferred Units in the reorganized Television, described on Appendix D, attached). Distributions shall be made as soon as practicable after the Distribution Date, but not later than 30 days after the Distribution Date.

        Class 4 consists of the current interest holders known as Common Stock Holders of Technologies), and Series A Common Stock Holders of Technologies. This class is impaired. Interest Holders in this class shall exchange each share of Common Stock in Technologies for: a pro rata distribution from a pool of 3,175,000 Series A Convertible Preferred Units in Technologies; and a pro rata distribution from a pool of 790,000 Series A Convertible Preferred Units in Television. The characteristics of the Series A Convertible Preferred Units are described on Appendix D, attached. Distributions shall be made as soon as practicable after the Distribution Date, but not later than 30 days after the Distribution Date.

        The warrants associated with Series A Common Stock are canceled.

        Class 5 consists of the interests held by Technologies in Television. On the Effective Date, all outstanding shares of Television will be cancelled. This class is impaired and deemed to reject the plan.

ARTICLE II
TREATMENT OF UNCLASSIFIED AND ADMINISTRATIVE CLAIMS

        Administrative Claims allowed under 11 U.S.C. §§ 503(b), 364(b), and costs under 28 U.S.C. §1911 et. seq. will be paid in full on or before the Effective Date, either in cash or by conversion into equity in accordance with the provisions for same herein. Any payment by Plan Proponents, for services or costs and expenses in or in connection with this bankruptcy case are subject to approval of the Bankruptcy Court.

        Administrative Claims against Technologies and/or Television; respectively, may elect to take stock of the respective reorganized entity in exchange for all or a portion of their Allowed Administrative Expense Claim.

        No later than the earlier of 10 days before the first date set for a hearing on confirmation of the Plan, or any amendments thereto, or 5 days after entry of an order allowing a claim as an Administrative Expense Claim, each allowed administrative claimant against Technologies shall give notice to the Cash Disbursing Agent of the amount of their Administrative Expense Claim which shall be paid in cash. Failing to receive written elections, the Cash Disbursing Agent shall notify the Stock Disbursing Agent to satisfy each Administrative Expense Claim in stock as provided herein. Technologies’ professionals shall be presumed to elect a cash distribution.

        Administrative Claimants shall also have the option to sell their securities as part of the projected 1145 Offerings as such applies to each entity and shall have a call on first proceeds after deduction of the first ninety days’ post Plan operating budget for each entity.

        United States Trustee fees arising after confirmation will be paid in cash, by each reorganized Debtor, by the 20th day following the close of each calendar quarter until this case is closed. Any payment by Plan Proponents, for services or costs and expenses in or in connection with this bankruptcy case are subject to approval of the Bankruptcy Court.

        The payments prescribed under this section may be changed by agreement between Plan Proponents and the particular Claimant. Plan Proponents may pay any Administrative Claim faster or earlier than provided herein.

        The alleged secured claim of Broward County Tax Collector (filed claim amount of $3,497.80), for corporate personal property taxes, will be paid in cash in full, on or before the Effective Date. Priority tax claims (11 U.S.C. § 507(a)(8)) owed to the any taxing authority, including, but not limited to, the States of Florida, and Delaware, County Tax Collectors, or the Internal Revenue Service will be paid in cash over six years from date of assessment in equal monthly installments including interest fixed at the Internal Revenue Code rate in effect upon the Confirmation Date.

        Costs of reinstating the corporations and complying with various State requirements relating to merged corporation or other costs, and costs for maintaining the patents of Television, will be paid within 30 days of the Effective Date.

ARTICLE III
MEANS FOR IMPLEMENTATION OF THE PLAN

        On the Effective Date, Interaxx Technologies, Inc. (Technologies) and Sunspots International, Inc. (Sunspots) will be merged. The surviving entity will be Technologies. On the Effective Date, Television will be “spun off” from Technologies and immediately merged with Xaos Tools, Inc. The surviving entity will be Television. Appendices A and B detail the specifics of the share exchanges.

        It is projected that the post-confirmation operations of Technologies (Sunspots) will include additional new product releases in the medical technologies sector. Television’s (Xaos Tools) post confirmation operations will include the roll-up of other compatible entities to increase the revenue and assets of the Xaos Tools.

        Upon confirmation of the Plan, Technologies and Television will engage a public accounting firm to complete the audits necessary to bring Technologies and Television into compliance with applicable securities regulations to ensure that Technologies and Television will each become a “reporting company” within three months after the Effective Date. This is anticipated to be accomplished by filing SB-2 Registration Statements.

        Cybercast Technologies, Inc., a Delaware corporation, and the largest creditor of Technologies shall be the Cash Disbursing Agent for all cash disbursements provided for under the Plan. All distribution checks will require the countersignature of Daniel Martinez, President and Chief Executive Officer of the Plan Proponents, or his duly elected successor. The Debtor shall engage an unrelated, bonded stock transfer agent to serve as the Stock Disbursing Agent for all non-cash distributions under the Plan. Any non-cash distribution must be authorized, in writing, by Daniel Martinez, President and Chief Executive Officer of the Plan Proponents, or his duly elected successor.

        If an objection to a claim or asserted interest is made prior to distribution on that claim or asserted interest, such objection shall preclude the consideration of such claim or asserted interest as “allowed” for purposes of timely distribution in accordance with the Plan. With regard to claimants receiving stock, the Stock Disbursing Agent shall escrow sufficient Series A Convertible Preferred Units to cover all potential distributions with respect to claims that have objections filed against them.

        Concurrent with the confirmation of the Plan, the Plan Proponents shall affect a change in the capital stock of the Debtor pursuant to Del. Code Ann. tit. 8 §303 (1996)to (and pursuant to applicable statutes in Florida, California and Washington): 1) create any class of voting stock necessary for implementation of the Plan; 2) to change to characteristics of any existing class of equity interests consistent with the terms of this Plan, but not to extinguish the voting rights of any existing equity; 3) to dilute the voting rights of any existing equity; and 4) any other such action as may be required to otherwise authorize the issuance of securities as proposed under the Plan.

        All Intellectual Property Causes of Action, pre-petition and post-petition, held, owned or which could have been asserted by Television, or a party claiming against the estate may be prosecuted by or on behalf of the reorganized Television.

        All Causes of Action, pre-petition and post-petition, held, owned or which could have been asserted by Technologies, or a party claiming against the estate may be prosecuted by or on behalf of the reorganized Technologies.

ARTICLE IV
EXECUTORY CONTRACTS AND UNEXPIRED LEASES

        Except as provided herein, any executory contract or unexpired lease not specifically assumed or rejected by Technologies under the Plan or upon application to the Court by Technologies prior to the Confirmation Date of the Plan shall be deemed to have been assumed by Technologies upon the entry of an order confirming this Plan or any amendment thereto.

        Technologies may be a party to executory contracts in the form of insurance agreements, including, but not limited to Directors’ and Officers Errors and Omissions insurance. Technologies assumes all executory contracts in the form of insurance agreements, under which it is an insured, including, but not limited to Directors’ and Officers Errors and Omissions insurance. Technologies is unaware of any insurance agreements, under which it is an insured, which are in default for non-payment of regular premiums. To the extent that any insurance agreements, under which it is an insured, require the payment of an additional premium conditioned upon or due to a provision relating to: (A) the insolvency or financial condition of Technologies at any time before the closing of the case; (B) the commencement of a case under Title 11 of the United States Code; (C) the appointment of or taking possession by a trustee in a case under Title 11 of the United States Code before such commencement; or (D) the satisfaction of any penalty rate or provision relating to a default arising from any failure by Technologies to perform non-monetary obligations under any executory contract in the form of insurance agreements, under which Technologies is an insured, including, but not limited to Directors’ and Officers Errors and Omissions insurance, such condition or provision is unenforceable under the terms of 11 U.S.C. § 365(b)(2).

        Technologies is not a party to any known unexpired leases. Any obligations of Technologies such as guarantees of leases are treated as Allowed Claims in Class 2 of the Plan.

ARTICLE V — EVENTS OF DEFAULT

        The occurrence of either one of the following shall constitute an event of default under the Plan.

1.	Failure to pay fully any payment required to be made on the Effective Date, which failure remains uncured for a period of 20 days after the stated due date thereof, provided that any such failure shall not constitute an event of default if consented to by the holder of the Claim which is not timely paid.

2.	Following the Effective Date, any default which may thereafter occur under any of the documents evidencing, securing or relating to any class of Claims or Interests, which is reinstated pursuant to the Plan shall be deemed to be a default under such document, as reinstated, and shall not constitute a default under the confirmed Plan.

ARTICLE VI — DISCHARGE

        Except as may be otherwise expressly provided by the terms of the Plan, the treatment afforded in this Plan shall be in exchange for and in complete satisfaction, discharge and release of all existing Claims of any nature whatsoever against Technologies or Television, or any of their assets or property, and all persons or entities shall be precluded from asserting against Technologies or its assets or properties any other or further Claims based upon any act or transaction or any other activity of any kind, nature or description that occurred prior to the Confirmation Date.

        Notwithstanding the discharge of Technologies, the reorganized Technologies is authorized and empowered to prosecute any Causes of Action (or any claims) for which any of Technologies’ insurance carriers may be liable, even if the Cause of Action (or any claims) need be prosecuted nominally against Technologies, provided however that the foregoing does not give any person the right to collect any judgment or enforce any equitable relief against Technologies.

ARTICLE VII — RETENTION OF JURISDICTION

        The Bankruptcy Court shall be requested to retain jurisdiction to issue any orders which may be required pursuant to Title 11 of the United States Code, Section 1142(b), and to:

1.	Allow Claims and hear objections thereto;

2.	Approve the payment of Administrative Expenses;

3.	Complete any adversary proceeding or contested matters pending or commenced within any time limitations set by the Court;

4.	Determine and resolve defaults under the Plan;

5.	Make such other orders as are necessary and appropriate to carry out the provisions of the Plan;

6.	Correct any defect, cure any omission, or reconcile any inconsistency in the Plan or Order of Confirmation as may be necessary to carry out the purposes and intent of the Plan;

7.	Adjudicate all Claims to any Lien on any property of Television and/or Technologies or proceeds thereof;

8.	Determine the amount of any secured Claim; and

9.	Recover all assets and properties of Television and/or Technologies.

        The Court shall be requested to retain jurisdiction as provided in the Plan until the later of substantial consummation of the Plan or the final resolution of any timely filed objections to claims, or the resolution of any adversary proceedings brought by Television and/or Technologies or in the name of Television and/or Technologies to be filed on or before November 15, 2001, unless extended for cause.

ARTICLE VIII — MISCELLANEOUS PROVISIONS.

    1.        Any check for any payment due hereunder which shall remain uncashed after ninety days from the date of mailing same to the record address of the Claimant shall be deemed forfeited, payment stopped and such funds shall thereupon revert to Technologies.

    2.        Upon confirmation, Technologies and Television shall be vested with all of their respective assets and shall retain all of their property except as specifically provided in the Plan, free from any Liens, Claims and interests not expressly retained herein.

    3.        Neither Television, nor Technologies have outstanding Claims, or anticipated future Claims for retiree benefits within the meaning of 11 U.S.C. Sec. 1114(a).

    4.        The corporate charters of Technologies and Television and shall be amended to prohibit the issuance of nonvoting equity securities.

    5.        Claimants who do not voluntarily issue satisfactions of Liens, releases of judgments, or other documents required to implement this Plan, or who fail or refuse to tender stock certificates for endorsement or security as provided herein, will have consequential damages, costs and attorney’s fees setoff against their Claim, and a money judgment in favor of Technologies or Television, as the case may be, may be issued for any costs and attorneys fees related to such failure.

    6.        Technologies reserves the right to begin or continue any adversary proceedings or contested matter permitted under Title 11 of the United States Code, other than those proceedings which are expressly settled and released by the Plan. The reorganized Technologies is authorized and empowered, pursuant to section 1123(b)(3)(B) of the Bankruptcy Code, as a representative of Technologies’ estate duly appointed pursuant to the Plan, to investigate, file, prosecute, settle and/or otherwise pursue any and all causes of action held, owned or which could have been asserted by or on behalf of Technologies, whether arising pre-petition or post-petition, including, but not limited to, actions arising under sections 544, 545, 547, 548, 549, 550 and 553 of the Bankruptcy Code and including, but not limited to any causes of action for which any of Technologies’ insurance carriers may be liable, even if the cause of action need be prosecuted nominally against Technologies.

    7.        If the Plan may not be confirmed otherwise, Plan Proponents may seek confirmation by “cram- down” under 11 U.S.C. Sec. 1129(b). “Cram-down” will be required as to the deemed rejecting Class 5. Unless Classes 1 or 2 accept some version of a plan, no plan can be confirmed.

    8.        The provisions of the Plan may be enforced by any court of competent jurisdiction including the Circuit Court of the 15th Judicial Circuit, in and for Palm Beach County, Florida.

    9.        If any provision of this Plan is deemed to be an impediment to confirmation of the Plan, Plan Proponents reserve the right to amend the Plan by deleting the relevant portion or portions.

    10.        Only whole numbers of shares of securities will be distributed. All Allowed Claims or Allowed Interests of a holder in a particular Class will be aggregated and treated as an Allowed Claim or Allowed Interest for purposes of distribution. If any calculated distribution on account of such Allowed Claim or Allowed Interest would otherwise result in the distribution of a number of shares of stock that is not a whole number, then the actual distribution of shares of such stock or such warrants will be rounded to the lower whole number. Holders of Allowed Claims or Allowed Interests that would be entitled to less than one full share of stock or tone full warrant shall receive no consideration therefore because such amount would be de minimus.

    11.        The Board of Directors, by majority vote, may extend the time for exercising any warrants issued pursuant to the Plan, or may shorten any period of time during which there are restrictions placed upon the trading of Common Stock pursuant to the Plan.

ARTICLE IX — DEFINITIONS.

        For the purpose of the Disclosure Statement and the Plan, the following terms shall have the respective meanings herein set forth (such meanings to be equally applicable to the singular and plural forms of the terms defined):

Allowed Claim means any Claim against Technologies listed in the schedule of liabilities filed pursuant to 11 U.S.C. §521(1) that is not scheduled as disputed, contingent or unliquidated, and those proofs of Claim which are timely and properly filed and to which no objection to the allowance of which has been interposed on or before the applicable period of limitation fixed by the Court, or as to which any objection has been determined by a Final Order to the extent that such objection is determined in favor of a claimant. Unless otherwise specified herein or by Order of the Court, “Allowed Claim” shall not include interest on such Claim after the date upon which the petitions were filed commencing these Chapter 11 cases. Technologies’ petition date was February 25, 1999. Television’s petition date was March 26, 1999.

Bankruptcy Code or Code means the Bankruptcy Reform Act of 1978, as amended, and as set forth in ‘101 et. seq. of Title 11, United States Code (abbreviated as 11 U.S.C.).

Causes of Action means any and all causes of action held, owned or which could have been asserted by or on behalf of Technologies, whether arising pre-petition or post-petition, including, but not limited to, actions arising under sections 544, 545, 547, 548, 549, 550 and 553 of the Bankruptcy Code, and including, but not limited to any causes of action for which any of Technologies’ insurance carriers may be liable, even if the cause of action need be prosecuted nominally against Technologies.

Claim means a claim against either Plan Proponent, as defined in 11 U.S.C. § 101(4).

Class means any class into which Allowed Claims and allowed interests are classified pursuant to Article I of the Plan.

Common Stock means the common stock of Television, Technologies.

Confirmation Date mean the date upon which the Order of Confirmation is entered by the Court.

Court shall mean the United States Bankruptcy Court for the Southern District of Florida, in which the Plan Proponents’ Chapter 11 cases are pending, and any Court having competent jurisdiction to hear appeals or certiorari proceedings therefrom.

Distribution Date means the date on which the Stock Disbursing Agent may begin to issue Reorganization Securities in exchange for all common stock of Technologies which has been surrendered to Kevin C. Gleason on or before the Surrender Date, and as to which there is no objection pending.

Intellectual Property Causes of Action means any and all causes of action held, owned or which could have been asserted by or on behalf of Television, whether arising pre-petition or post-petition, including, but not limited to, actions related to patent infringement.

Effective Date means effective date of the Plan, which shall be the later of December 15, 2001, or the fifteenth business day following the day on which the Order of Confirmation becomes a Final Order.

Final Order means an order or judgment which has not yet been reversed, stayed, modified or amended and as to which the time to appeal or seek review or rehearing has expired, and as to which no appeal or petition for review or rehearing is pending. If any such petition for review or rehearing or appeal from an order is pending, such order shall nonetheless become a Final Order on the 11th day after the entry of such order, unless implementation of the Plan shall have been stayed as of that date.

Order of Confirmation shall mean the order to be entered by the Court confirming the Plan in accordance with the provisions of Chapter 11 of the Bankruptcy Code.

Petition Date shall mean the date on which each respective case was commenced. Technologies was commenced on February 25, 1999. Television was commenced on March 26, 1999.

Plan Proponents shall mean INTERAXX TECHNOLOGIES, INC., a Delaware corporation, and INTERAXX TELEVISION NETWORK, INC., a Florida corporation, as joint proponents of this Plan, and future amendments hereto.

Record Date shall mean the date on which the Court enters an order either approving the Disclosure Statement which accompanies this Plan, or the date on which the Court enters an order permitting the hearing on confirmation of the Plan to be combined with the hearing on adequacy of the Disclosure Statement.

Reorganization Securities shall mean the common stock of Technologies and/or Television and Series A Convertible Preferred Units of each such entity where applicable issued in exchange for Allowed Claims, Allowed Interests, or administrative expense claimants.

Surrender Date means the date by which all holders of interests in Technologies must tender their shares to Counsel for Technologies, Kevin C. Gleason, as a condition precedent to the receipt of shares to be distributed under the Plan. The Surrender Date shall be not less than 30 days after notice of the confirmation of the Plan is mailed to all persons listed in the records of Technologies as holders of stock of Technologies as of the record date.

Technologies means INTERAXX TECHNOLOGIES, INC., a Delaware corporation, FEIN 65-0796192. Television means INTERAXX TELEVISION NETWORK, INC., a Florida corporation, FEIN 65-0216226.

(The remainder of this page is intentionally left blank)

ARTICLE X — VOTING.

Accompanying the Plan is a ballot form. Please take a moment to complete the form and mail or it to the address indicated on the bottom of the ballot, to be received no later than ___________.

Respectfully submitted,
INTERAXX TECHNOLOGIES, INC.,
Executed Original Signature
By: _______________________________	Dated: September 5, 2001
Daniel Martinez, Director

KEVIN GLEASON, P.A.
2699 Stirling Road, Suite A-201Fort
Lauderdale, FL 33312
Attorneys for Interaxx Technologies, Inc.
(954) 893-7670 Phone
(954) 893-7675 Fax

         Executed Original Signature
By: _______________________________
Kevin C. Gleason
Fla. Bar. No.369500
email: notulate@aol.com
website: www.lawyers.com/gleasonlaw

INTERAXX TELEVISION NETWORK, INC

         Executed Original Signature
By: _______________________________
Daniel Martinez, President

         Executed Original Signature
___________________________________
ANA HERNANDEZ_YANKS, ESQ
Attorney for Interaxx Television Network, Inc.
21230 SW 97 Ct.
Miami, FL 33189
(305) 324-4050 Phone
(305) 548-4919 Fax

Appendix A

Share Matrix – Plan of Merger
Interaxx Technologies, Inc. with Sunspots International, Inc.

	Series A Preferred Units	Converted or New Issued Common	Pre-Offering Total Common Issued, Converted and/or Exercised	%	Incentive Set Aside 1145 Offering and Exercised Series A Warrants A,B,C	Fully Subscribed Total Common Issued, Converted and/or Exercised	%
SSI:
Item A: Existing Shareholders:			7,020,000	60.00	21,060,000	28,080,000	53.49
Category Subtotal:			7,020,000	60.00	21,060,000	28,080,000	54.82
Interaxx Creditors/Shareholders:
Item B: Creditors		1,005,000	1,005,000	8.59	3,015,000	4,020,000	7.85
Item C: Shareholders	3,175,000	3,175,000	3,175,000	27.13	9,525,000	12,700,000	24.80
Item D: Shareholders (est. public float)
Item E: Consultants, Finders and
Legal/Audit (Cybercast, BBC, Attys
& CPA's)		500,000	500,000	4.27	1,500,000	2,000,000	3.90
Category Subtotal:	3,175,000	4,680,000	4,680,000	40.00	14,040,000	18,720,000	36.55
Shares Set-Aside Categories
Item F: a) Shares set-aside (10%) as
employee/management/
consulting incentives					1,170,000	1,170,000	2.28
Item G: b) 1145 Offering/Registration:
(Shares set-aside for
1145 Offering)					1,000,000	1,000,000	1.95
Item H: c) Shares set-aside for
Underwriters and related
incentives and professionals					250,000	250,000.49
Item I: d) Registration - Future
Offering					2,000,000	2,000,000	3.91
Category Subtotal:					4,420,000	4,420,000	8.62
Totals:	3,175,000	4,680,000	11,700,000	100.00	39,520,000	51,220,000	100.00

Appendix A: Notes to Share Matrix Plan of MergerInteraxx
Technologies, Inc. with Sunspots International, Inc.

Item A: Existing Shareholders.	The Shareholders of SunSpots International, Inc. (SunSpots) receive 7,020,000 new issue Series A Preferred Units (60%) as a pro-rata exchange for 100% of the issued and outstanding shares of SunSpots. The underlying Common Stock (4 shares per Unit = 28,080,000 shares) are to be registered in the planned SB-2 Offering. These shares are restricted from trading for up to 2 years unless there are 2 of the 3 Warrants exercised. (See Description of the Reorganization Securities below).

Item B: Creditors.	The Creditors of Interaxx Technologies, Inc. receive 1,005,000 @ $2.00 per share of Common Shares under an 1145 exemption as a pro-rata exchange for the satisfaction of approximately $2,010,000 in claims. These shares are not restricted from trading. Although these Shares are to be issued under 1145, the Company also intends to register these shares in its planned SB-2 Offering. The schedule of approved creditors is to be attached as an Exhibit to the Reorganization Plan. The Creditors also receive 1,005,000 of each of Warrant A, B and C. The underlying Common Stock (3 shares per Unit = 3,015,000 shares) are to be registered in the planned SB-2 Offering (See Description of the Reorganization Securities below). These shares are restricted from trading for up to 2 years unless there are 2 of the 3 Warrants exercised. (See Description of the Reorganization Securities below).

Item C: Shareholders.	The Shareholders of Interaxx Technologies, Inc. receive 3,175,000 Series A Preferred Units (24.80%) as a pro-rata exchange for 100% of the issued and outstanding shares of Technologies. The underlying Common Stock (4 shares per Unit = 12,700,000 shares) are to be registered in the planned SB-2 Offering. These shares are restricted from trading for up to 2 years unless there are 2 of the 3 Warrants exercised. (See Description of the Reorganization Securities below).

Item D: Shareholders (Float).	There is an estimated 400,000 shares in the current public float. These shares are to be retired and exchanged on a pro rata basis within the number of Series A Preferred Units in the allotment in Item C above. The underlying Common Stock within the Unit may be freely tradable as there are no restrictions relating to these shares. In the alternative, these shares will be newly issued in exchange for the current trading shares pursuant to the above reverse split into Series A Preferred Units with certain restrictions.

Item E: Professionals (et al).	This is a reserve of 500,000 newly issued Common Shares to be issued pursuant to an 1145 exemption to fund the Administrative Claims associated with the Case (to be valued at $1.00 per share — $500,000). These shares would not be restricted from trading. Although these Shares are to be issued under 1145, the Company also intends to register these shares in its planned SB-2 Offering. This Category also receives 500,000 of each of Warrant A, B and C. The underlying Common Stock (3 shares per Unit = 1,500,000 shares) are to be registered in the planned SB-2 Offering (See Description of the Reorganization Securities below). These shares, if purchased, are restricted from trading for up to 2 years unless 2 of the 3 Warrants are exercised. (See Description of the Reorganization Securities below).

Item F: Employee Set Aside.	The Company plans to set-aside 1,170,000 of its newly issued Common Shares in an incentive-benefit program for its employees, management and outside services providers. These shares would also be registered in the Company’s planned SB-2 Offering.

Item G: 1145 Offering.	The Company intends to reserve 1,000,000 of its newly issued Common Shares and seek an exemption for all or part of these shares under 1145. In the alternative, the Company will issue its Convertible Debentures where the underlying Common Shares are to registered (and/or those 1145 shares that we issued pursuant to exemption) in its planned SB-2 Offering. (See Item I below). The initial funding required for SunSpots is $550,000.

Item H: Underwriters.	The Company has reserved 250,000 shares of its Common Stock for compensation and costs related to its planned SB-2 Offering. These shares are to be included and registered in the Offering.

Item I: Registration SB-2.	The Company Plans to file an SB-2 Registration Statement that includes the registration of 2,000,000 newly issued Common Shares. The Company intends to seek an Underwriter to assist with the placement of the Offering. However, the Company may choose to accomplish a self-underwritten Offering depending on market conditions. The Company has set forth a capitalization plan that extends for several years by way of registering its Common Stock including the underlying Common Stock relating to its Warrants. This strategy offers flexibility and advantage to its shareholders within a compliance environment. The total number of Common Shares to be registered equals 51,220,000 shares in the categories discussed above.

Appendix B

Share Matrix – Plan of Merger
Interaxx Television Network, Inc. with Xaos | tools, Inc.

	Series A Preferred Units	Converted or New Issued Common	Pre-Offering Total Common Issued, Converted and/or Exercised	%	Incentive Set Aside 1145 Offering and Exercised Series A Warrants A,B,C	Fully Subscribed Total Common Issued, Converted and/or Exercised	%
Xaos | tools, Inc.
Item A: Existing Shareholders:			3,681,333	72.10	1,225,000	4,906,333	30.94
Outside Services
(Options):			124,533	2.44	375,000	499,533	3.15
Category Subtotal:			3,805,866	74.54	1,600,000	5,405,866	34.09
Interaxx Creditors/Shareholders
Item B: Creditors		330,000	330,000	6.46	990,000	1,320,000	8.33
Item C: Shareholders
	790,000	790,000	790,000	15.47	2,370,000	3,160,000	19.93
Item D: Shareholders (est. public
float)
Item E: Consultants, Finders and
Legal/Audit (Cybercast, BBC,
Attys & CPA's		180,000	180,000	3.53	540,000	720,000	4.54

Category Subtotal:	790,000	1,300,000	1,300,000	25.46	3,900,000	5,200,000	32.80
Shares Set-Aside Categories
Item F: a) Shares set-aside as
employee/management/
Consulting incentives					2,000,000	2,000,000	12.61
Item G: b) 1145 Offering/Registration
(Shares set- aside
for 1145 Offering)					1,000,000	1,000,000	6.31
Item H: c) Shares set-aside for
Underwriters and Related
incentives and
professionals					250,000	250,000	1.58

Item I: d) Registration - Future
Offering					2,000,000	2,000,000	12.61
Category Subtotal:					5,250,000	5,250,000	33.11

Totals	790,000	1,300,000	5,105,866	100.00	10,750,000	15,855,366	100.00

Appendix B: Notes to Share Matrix Plan of Merger
Interaxx Television Network, Inc. with Xaos | tools, Inc.

Item A: Existing Shareholders.	The Shareholders of Xaos | tools, Inc. (Xaos | tools) receive 3,805,866 newly issued Common Shares (74.54%) in exchange for 100% of the issued and outstanding shares of Xaos | tools. In addition, the Shareholders receive 1,225,000 Warrant A’s. The underlying Common Stock (1 shares per Warrant = 1,225,000 shares) are to be registered in the planned SB-2 Offering (See Description of the Reorganization Securities below). These shares are restricted from trading for 1 year. (See Description of the Reorganization Securities below).

Item B: Creditors.	The Creditors of Interaxx Television Network, Inc. receive 330,000 Common Shares under an 1145 exemption as a pro-rata exchange for the satisfaction of approximately $660,000 in claims. These shares are not restricted from trading. Although these Shares are to be issued under 1145, the Company also intends to register these shares in its planned SB-2 Offering. The schedule of approved creditors is to be attached as an Exhibit to the Reorganization Plan. The Creditors also receive 330,000 of each of Warrant A, B and C. The underlying Common Stock (3 shares per Unit = 1,220,000 shares) are to be registered in the planned SB-2 Offering). These shares, if purchased, are restricted from trading for up to 2 years unless 2 of the 3 Warrants are exercised. (See Description of the Reorganization Securities below).

Item C: Shareholders.	The Shareholders of Interaxx Technologies, Inc. receive 790,000 Series A Preferred Units as a parcel for a pro-rata, parallel exchange of 100% of the issued and outstanding shares of SunSpots. The underlying Common Stock (4 shares per Unit = 3,160,000 shares) are to be registered in the planned SB-2 Offering. These shares are restricted from trading for up to 2 years unless there are 2 of the 3 Warrants exercised. (See Description of the Reorganization Securities below).

Item D: Shareholders (Float).	There are no common shares of Television in the current public float.

Item E: Professionals (et al).	This is a reserve of 180,000 newly issued Common Shares to be issued pursuant to an 1145 exemption to fund the Administrative Claims associated with the Case (to be valued at $1.00 per share = $180,000). These shares would not be restricted from trading. Although these Shares are to be issued under 1145, the Company also intends to register these shares in its planned SB-2 Offering. This Category also receives 180,000 of each of Warrant A, B and C. The underlying Common Stock (3 shares per Unit = 720,000 shares) are to be registered in the planned SB-2 Offering (See Description of the Reorganization Securities below). These shares are restricted from trading for up to 2 years unless there are 2 of the 3 Warrants exercised. (See Description of the Reorganization Securities below).

Item F: Employee Set Aside.	The Company plans to set-aside 2,000,000 of its newly issued Common Shares in an incentive/benefit program for its employees, management and outside services providers. These shares would also be registered in the Company’s planned SB-2 Offering.

Item G: 1145 Offering.	The Company intends to reserve 1,000,000 of its newly issued Common Shares and seek an exemption for all or part of these shares under 1145. In the alternative, the Company will issue its Convertible Debentures where the underlying Common Shares are to registered (and/or those 1145 shares that we issued pursuant to exemption) in its planned SB-2 Offering. (See Item I below). The initial funding required for Xaos | tools is in two parts $250,000 plus $250,000 90-120 days later.

Item H: Underwriters.	The Company has reserved 250,000 shares of its Common Stock for compensation and costs related to its planned SB-2 Offering. These shares are to be included and registered in the Offering.

Item I: Registration SB-2.	The Company Plans to file an SB-2 Registration Statement that includes the registration of 2,000,000 newly issued Common Shares. The Company intends to seek an Underwriter to assist with the placement of the Offering. However, the Company may choose to accomplish a self-underwritten Offering depending on market conditions. The Company has set forth a capitalization plan that extends for several years by way of registering its Common Stock including the underlying Common Stock relating to its Warrants. This strategy offers flexibility and advantage to its shareholders within a compliance environment. The total number of Common Shares to be registered equals 15,855,366 shares in the categories discussed above.

Appendix C
The below Description of the Reorganization Securities is identical for both of the Plan Proponents, Interaxx Technologies, Inc. and Interaxx Television Network, Inc.

        The primary Reorganization Security, other than the Common Stock of the Company, is the Series A Convertible Preferred Unit (hereinafter the “Unit”). The Second Joint Reorganization Plan includes the retiring of all the issued and outstanding Common Stock of the Company in exchange for Series A Convertible Preferred Units to be issued under an 1145 exemption with certain restrictions. Each of the Items below set forth the distribution and issuance of the Reorganization Securities (See Appendix C – Description of Reorganization Securities) for the specific considerations and exchanges for a claim against, an interest in, or a claim for an administrative expense in the case concerning, the debtor or such affiliate. The description of the Series A Convertible Preferred Unit, and its underlying securities, as to Technologies and Television (hereinafter referred to as the “Company”) are identical. Where Warrant A, B, and C are issued outside of the Unit, the descriptions and exercise provisions are the same.

        The description of the Series A Convertible Preferred Unit, and its underlying securities is as follows:

         Series A Convertible Preferred Unit.

        Each Series A Convertible Preferred Unit consists of four distinct securities; one share of convertible preferred stock that is convertible for one share of common stock and three common stock warrants (see Description of Warrants below). The Common Stock that is the underlying security to each of these four securities, as well as the Series A Convertible Preferred Unit, will registered pursuant to SB-2 Registration Statement(s) that are an integral part of the Plan.

         Convertible Preferred Stock.

    1.        Each share of Series A Convertible Preferred Stock is convertible into one newly issued share of common stock of the Company at the option of the holder. The conversion rate may be subject to adjustment in the event of stock splits or combinations or based upon the actual valuation of the Company.

    2.        The underlying share of common stock that the Company’s Series A Convertible Preferred Stock is convertible and shall be registered pursuant to the hereinreferenced SB-2 Registration Statement. This share, when converted, shall bear a legend restricting trading for a period of two years from the confirmation date unless two (2) of Warrant A, B and/or C are exercised (see Warrant Exercise Provisions below). In such event that two of the three Warrants are exercised, the Holder shall have three (3) freely tradable shares. These are, the common stock that the Convertible Preferred Stock was converted into and the two underlying common shares that were purchased by way of exercising the Warrant. The tradability of these shares is subject to the Registration Statement and applicable securities laws.

    3.        The holder of each share of Series A Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which such share of Series A Preferred Stock could be converted. Non-cumulative dividends are payable at an annual rate of 8% per share, when and if declared by the board of directors, in preference to any cash dividends on the common stock.

    4.        Upon liquidation, each share of the Series A Preferred Stock is entitled to receive, at the Company’s option, (i) a per share amount equal to the initial sales price plus an amount equal to a 40% annual cumulative return on the initial Series A Preferred Stock purchase price or (ii) an amount equal to the initial Series A Preferred Stock purchase price plus all declared but unpaid dividends thereon. If the Company’s elects option (ii) above, the holders of Series A Preferred Stock are also entitled to share the assets of the Company remaining after the payment of all preference amounts, on a pro rata basis, with the holders of the common stock on an as converted basis.

    5.        The holder of each share of Series A Preferred Stock has the right of first refusal to purchase, pro rata, all or any part of new securities, which the Company may propose to sell and issue with certain exceptions.

Description of Warrant A, B and C of the Series A Convertible Preferred Unit.

         Warrant A.

    1.        Each Unit has one Warrant A to purchase a share of Common Stock, which must be exercised within 365 days of the Effective Date. The warrant price is $3.50. Warrant A automatically expires at midnight on the 365th day following the Effective Date, unless the 365th day is a weekend or official holiday recognized by the New York Stock Exchange, in which case Warrant A will expire at midnight on the first business day following the 365th day after the Effective Date.

    2.        The Common Stock received upon exercise of Warrant A shall bear a legend restricting trading for a period of one year from the filing date of the registration statement for the Series A Convertible Preferred Unit. The Warrant A will not be registered but the underlying common stock will be registered and therefore, may be tradable prior to one year if certain conditions are met. (See Warrant Exercise Provisions below).

         Warrant B.

    1.        Each Unit has one Warrant B to purchase a share of Common Stock, which must be exercised within 455 days of the Effective Date. The warrant price is $5.50. Warrant B automatically expires at midnight on the 455th day following the Effective Date, unless the 455th day is a weekend or official holiday recognized by the New York Stock Exchange, in which case Warrant B will expire at midnight on the first business day following the 455th day after the Effective Date.

    2.        The Common Stock received upon exercise of Warrant B shall bear a legend restricting trading for a period of one year from the filing date of the registration statement for the Series A Convertible Preferred Unit. The Warrant B will not be registered but the underlying common stock will be registered and therefore, may be tradable prior to one year if certain conditions are met. (See Warrant Exercise Provisions below).

         Warrant C

    1.        Each Unit has one Warrant C to purchase a share of Common Stock, which must be exercised within 545 days of the Effective Date. The warrant price is $7.50. Warrant C automatically expires at midnight on the 545th day following the Effective Date, unless the 545th day is a weekend or official holiday recognized by the New York Stock Exchange, in which case Warrant C will expire at midnight on the first business day following the 545th day after the Effective Date.

    2.        The Common Stock received upon exercise of Warrant C shall bear a legend restricting trading for a period of one year from the filing date of the registration statement for the Series A Convertible Preferred Unit. The Warrant C will not be registered but the underlying common stock will be registered and therefore, may be tradable prior to one year if certain conditions are met. (See Warrant Exercise Provisions below).

         Warrant Exercise Provisions.

        For each two warrants exercised as provided herein, the Interest Holder will not be restricted from trading, under the terms of this Plan, the underlying Common Stock; including the common stock that the Convertible Preferred Stock is convertible into, immediately as practical subject to applicable non-bankruptcy law. Holders who do not exercise any warrants shall be prohibited from trading any stock until the first trading day after the second anniversary of the Effective Date of the Plan.